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March 21, 2012	direct dial 404 815 6270 direct fax 404 541 3400 jstevens@kilpatricktownsend.com

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

Attention:	Michael R. Clampitt, Senior Counsel

Re:	United Community Banks, Inc.
Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-175226

Dear Mr. Clampitt:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide the below responses to the Staff’s comment letter to the Company dated February 27, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-175226) that the Company filed with the Commission on June 29, 2011, and that it amended by filing Amendment No. 1 on February 23, 2012 and to the Company’s Registration Statement on Form S-1 (File No. 333-174420) that the Company filed with the Commission on May 23, 2011, and that it amended by filing Amendment No. 1 on June 30, 2011, Amendment No. 2 on August 10, 2011 and Amendment No. 3 on February 24, 2012.

The Company filed yesterday (1) Amendment No. 2 on Form S-3 to Registration Statement 333-175226 (the “Amendment”) to convert such Registration Statement to Form S-3 as now permitted by applicable law and regulations, incorporate by reference the Company’s 2011 Annual Report on Form 10-K filed with the Commission as of March 14, 2012 (the “2011 Form 10-K”) and to respond to the Staff’s comments, as described below, and (2) Amendment No. 4 on Form S-3 to Registration Statement 333-174420 to convert such Registration Statement to Form S-3 and incorporate by reference the 2011 Form 10-K.

The Company’s responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.  Unless the context requires otherwise, references to we, our, us or the Company in the response below refer to United Community Banks, Inc.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Securities and Exchange Commission
March 21, 2012

Form S-1 /A filed February 23, 2012

Selling Shareholders, page 13

1.
Revise to identify all selling shareholders that are broker/dealers or affiliates of broker/dealers or, confirm that the entities described under footnotes (13) through (18) are the only selling shareholders that are broker/dealers or their affiliates.

Response:
We confirm that the entities described under footnotes (13) through (18) are the only selling shareholders that are broker/dealers or affiliates of broker/dealers.

2.
For those entities identified as broker/dealers or affiliates of broker/dealers, revise to add disclosures stating that; the seller purchased in the ordinary course of business; and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If such representation cannot be made, revise to disclose such seller is an underwriter.

Response:
The requested revision has been made in Amendment except with respect to Wellington Investment Company LLP (“Wellington Management”).  Wellington Management is the investment adviser to several entities that own shares of the Company (each a “Wellington Client”), six of which are specifically named in the table of Selling Stockholders.  Wellington Management has told us that it is an investment adviser registered under the Investment Advisers Act of 1940 and that, under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, Wellington Management shares beneficial ownership over the shares held by each Wellington Client.  As a result, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Selling Stockholders.

Wellington Management has further stated that it has discussed this issue with the Staff on a few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No. 333-139984). Letters dated July 17, 2008 and March 16, 2007, respectably, written by or on behalf of Wellington Management to the Staff with respect to this issue. We understand that the Staff agreed with the analysis set forth in those letters.  Wellington Management has confirmed to us that the statements in such letters remain accurate.

Securities and Exchange Commission
March 21, 2012

1.	Revise the footnotes, where applicable, to identify the person or persons who have sole or shared voting or investment control of the securities. See CD&I Q&A 140.02 of the Rule S-K CD&I’s.

Response:
Although we believe we have adequately disclosed this information, we have made a number of revisions in the Amendment to make the disclosure more clear.

2.	Confirm for Registration Statement 333-174420 that Elm Ridge Master Fund and Elm Ridge Value Partners are not broker/dealers or affiliates of broker/dealers or make the disclosures requested above.

Response:
We confirm that Elm Ridge Master Fund and Elm Ridge Value Partners are not broker/dealers or affiliates of broker/dealers.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

cc:           Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.